DO



SEC

17008585

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC
414

SEC FILE NUMBER
8- 11763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Neil Securities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12655 Beatrice Street
(No. and Street)

Los Angeles	California	90066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Don Drake (310) 448-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

555 West 5th Street	Los Angeles	CA	90013
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BS

OATH OR AFFIRMATION

I, Don H. Drake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'Neil Securities Incorporated, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public


RICHARD C. BRAND II
COMM. # 2098295
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES FEB. 25, 2019

This report ** contains (check all applicable boxes):

(x) Report of Independent Registered Public Accounting Firm
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
O'Neil Securities, Incorporated

We have audited the accompanying statement of financial condition of O'Neil Securities, Incorporated (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of O'Neil Securities, Incorporated as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2017

O'Neil Securities, Incorporated
Statement of Financial Condition
As of December 31, 2016

Assets	
Cash and cash equivalents	$ 650,479
Deposit with clearing broker (Note 4)	250,842
Receivable from clearing broker	61,784
Short-term investments, fair value	11,297,245
Fixed assets, net	141,368
Receivable from affiliates, gross (Note 5)	32,692
Other assets	74,017
Total assets	$ 12,508,427
Liabilities and Stockholder's Equity	
Accrued compensation and benefits	$ 495,977
Accrued expenses and payables	235,704
Payable to affiliates, gross (Note 5)	833,085
Loan from affiliates (Note 5)	5,410,000
Total liabilities	6,974,766
Commitments and Contingencies (Note 4)	
Stockholder's equity	
Class A voting common stock; $.20 par value, 50,000,000 authorized shares; 647,100 shares issued and outstanding	129,420
Additional paid in capital	16,400,000
Accumulated deficit	(10,995,759)
Total stockholder's equity	5,533,661
Total liabilities and stockholder's equity	$ 12,508,427

The accompanying notes are an integral part of this statement of financial condition.

1. The Company

O'Neil Securities, Incorporated ("ONS" or the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of O'Neil Capital Management "OCM", formerly known as O'Neil Data Systems, Inc. "ODS", which is a wholly owned subsidiary of Data Analysis Inc. (the "Parent"). ONS is a member of the Financial Industry Regulatory Authority "FINRA" and the New York Stock Exchange "NYSE".

The statement of financial condition, under current circumstance, provide for support from the affiliated Parent company and would be presented differently without such support . In opinion of management, the Parent has the financial ability and intent to pay any amounts which may be required.

Financial Condition - The Company has experienced substantial recurring losses from operations as of December 31, 2016. The Company's ability to continue its operations and to meet its capital requirements is dependent on continued financial support from the Company's Parent. The Company's Parent has represented its intent to continue to provide financial support to the Company for terms that extend through February 27, 2018.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America "GAAP" and conform to practices within the broker-dealer industry.

Use of Estimates

The preparation of the statement of financial condition in accordance with GAAP requires management to make certain estimates and assumptions that affect the amounts of reported assets and liabilities, as well as, contingent assets and liabilities as of the date of the statement of financial condition. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting periods. Although management believes these estimates and assumptions to be reasonably accurate, actual results could differ from the estimates and assumptions used.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in banks and highly liquid investments with maturities of less than three months. At December 31, 2016 cash and cash equivalents consisted of cash of $650,479. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses with respect to these deposits.

Receivable from Clearing Brokers

Receivable from clearing brokers represents commissions not received (net of fees) as of December 31, 2016. Such amounts were subsequently received by the Company.

Fixed Assets

Computers, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation on computers and equipment is calculated using the straight line method over five years on a half year convention in order to allocate the cost of the assets to their residual values over their estimated useful lives. Leasehold improvements are amortized over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

Income Taxes

The Parent's shareholders, rather than the Parent, are subject to federal and state income tax on earnings of the Parent. The Company elected to be treated as Qualified Subchapter S subsidiary and is included in the consolidated income tax return of the Parent. The Company will continue to be required to pay California franchise tax and state and local income tax in certain states that do not recognize the S-corporation status.

The Company accounts for uncertain tax positions by determining whether a tax position of the company is more likely than not to be sustained upon examination, including resolution of any related appeal or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the statement of financial condition is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The Company determined that no reserve is required at December 31, 2016.

Fair Value of Financial Instruments and its measurement

GAAP requires companies to disclose the fair value of those financial instruments for which it is practical to estimate such values and to disclose the methods and significant assumptions used to estimate those fair values. The Company's financial instruments, which primarily consist of cash and cash equivalents, short term investments, receivables and payables, approximate fair value either due to their short-term nature or approximation of estimated fair value.

In accordance with the authoritative guidance on fair value measurements and disclosures, the Company discloses the fair value of its investment in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs that are derived from valuation techniques in which one or more inputs is unobservable.

Level 2 investments valued at $11,297,245 include U.S. Government treasury bills purchased with an original maturity date of longer than three months.

As of December 31, 2016, there were no investments using Level 1, or Level 3 inputs.

3. Fixed Assets

The Company's fixed assets are as follows:

Computers and equipment	$ 111,009
Leasehold improvements	2,922
Furniture and fixtures	72,533
Subtotal	186,464
Less – Accumulated depreciation and amortization	(45,096)
Fixed Assets, net	$ 141,368

4. Commitments and Contingencies

Indemnifications

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. Should a customer not fulfill its obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. The Company's obligation under the indemnification has no maximum amount. All unsettled trades at December 31, 2016 have settled with no resulting liability to the Company. During 2016 the Company did not have a loss due to counterparty failure, and has no obligations outstanding under the indemnification as of December 31, 2016.

In the normal course of business, the Company enters into contracts that contain certain representations, warranties, and indemnifications. The Company's liability under these arrangements is not estimable. However, based on experience the Company expects the risk of material loss to be remote.

The Company may become a party to certain claims, legal actions and complaints arising in the normal course of business. There have been no claims, legal actions or complaints during the year ended December 31, 2016.

Deposits with Clearing Brokers

The Company has clearing agreements with its clearing brokers. The agreements provides that certain minimum balances must be maintained while the Company's customer accounts are being introduced to and cleared by the brokers on a fully disclosed basis. In connection with these agreements, the Company is contingently liable to the clearing brokers in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks.

At December 31, 2016, the Company was required to maintain a minimum of $250,000 on deposit with the clearing brokers. The agreements also provide that any amounts on deposit will be returned to the Company within 30 days after cancellation of the agreement.

5. Related Party Transactions

In the ordinary course of business, the Company provides and utilizes services to and from affiliated companies of the Parent. Receivables from such affiliate transactions are represented as receivables from affiliates in the statement of financial condition. Any and all such affiliate receivables that may ultimately become uncollectible will be paid in full by the Parent. In the opinion of management, the Parent has the financial ability and intent to pay any amounts which may be required.

The receivables from affiliates is $32,692 and relates to shared intercompany expenses.

Included in loan from affiliates is $3,860,000 payable to OCM, $1,250,000 payable to Data Analysis, Inc., and $300,000 payable to William O'Neil & Co., Incorporated. Loans from affiliates bear no interest, are due on demand, and have no stated maturity date.

Included in payable to affiliates is $833,085, related to William O'Neil & Co., Incorporated and Data Analysis, Incorporated, of which $54,285 relates to shared intercompany expenses.

6. Employee Benefit Plan

The Parent established the Data Analysis Inc. Investment Plan and Trust (the Plan), which covers substantially all of the Company's employees. Under this Plan, authorized under Section 401(k) of the Internal Revenue Code, an employee may defer up to 100 percent of pre-tax salary subject to the annual dollar limitation, and other restrictions, established by the IRS. The Company can elect to make discretionary contributions to the Plan during the Plan year. The Company did not contribute to the Plan during the year ended December 31, 2016.

7. Net Capital Requirements – SEC Rule 15c3-1

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. As the Company does not have aggregate debit balances arising from customers' transactions, the Company's minimum net capital requirement is $250,000. At December 31, 2016, the Company had net capital of $5,114,174, which was $4,864,174 in excess of the amount required.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934.

8. Subsequent events

In preparing the statement of financial condition, the Company evaluated subsequent events occurring through February 27, 2017, the date the statement of financial condition were available to be issued.